FY2004 Semi-Annual Unconsolidated Financial Results
                   (April 1, 2003 through September 30, 2003)
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)
        English translation from the original Japanese-language document

                                                                November 5, 2003

Company name                                               : Toyota Motor Corporation
Stock exchanges on which the shares are listed             : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                             Stock Exchanges in Japan
Code number                                                : 7203
Location of the head office                                : Aichi Prefecture
URL                                                        : http://www.toyota.co.jp
Representative                                             : Fujio Cho, President
Contact person                                             : Takahiko Ijichi, General Manager, Accounting Division
                                                             Tel. (0565) 28-2121
Date of the meeting of the Board of Directors for FY2004   : Wednesday, November 5, 2003
semi-annual financial results
Provision for interim cash dividends                       : Provision exists.
Date of actual payment of interim cash dividends           : Wednesday, November 26, 2003
Number of shares in unit share system                      : 100 shares

1. Results of FY2004 Semi-Annual  (April 1, 2003 through September 30, 2003)

(1) Unconsolidated financial results                                         (Amounts less than one million yen are omitted.)
 ------------------------------- ------------------------------ ------------------------------- ------------------------------
                                           Net sales                   Operating income                Ordinary income
 ------------------------------- ------------------------------ ------------------------------- ------------------------------
                                       Million yen          %         Million yen           %         Million yen          %
 FY2004 semi-annual                      4,302,173      (2.3)             459,184      (-2.6)             510,589      (6.0)
 FY2003 semi-annual                      4,204,777      (4.8)             471,339      (33.1)             481,750     (38.8)
 ------------------------------- ------------------- ---------- ------------------- ----------- ------------------- ----------
 FY2003                                  8,739,310                        861,323                         892,676
 ------------------------------- ------------------- ---------- ------------------- ----------- ------------------- ----------


 ------------------------------- ------------------------------ -------------------------------
                                          Net income                 Net income per share
 ------------------------------- ------------------------------ -------------------------------
                                       Million yen          %                             Yen
 FY2004 semi-annual                        338,052    (-11.6)                           98.52
 FY2003 semi-annual                        382,218     (87.7)                          106.27
 ------------------------------- ------------------- ---------- -------------------------------
 FY2003                                    634,059                                     178.12
 ------------------------------- ------------------- ---------- -------------------------------

Note 1: Average number of shares issued and outstanding in each period:    FY2004 semi-annual     3,431,131,843 shares
                                                                           FY2003 semi-annual     3,596,551,840 shares
                                                                           FY2003                 3,555,613,073 shares
Note 2: Regarding net sales, operating income, ordinary income and net income, the figures in parentheses show percentage of changes from the previous semi-annual.

(2) Cash dividends

 ------------------------------- ------------------------------ -------------------------------
                                  Interim cash dividends per      Annual cash dividends per
                                             share                          share
 ------------------------------- ------------------------------ -------------------------------
                                                          Yen
 FY2004 semi-annual                                     20.00
 FY2003 semi-annual                                     16.00
 ------------------------------- ------------------------------ -------------------------------
                                                                                          Yen
 FY2003                                                                                 36.00
 ------------------------------- ------------------------------ -------------------------------

(3) Unconsolidated financial position

 ------------------------------- ---------------------- ----------------------- ---------------------- -----------------------
                                     Total assets        Shareholders' equity          Ratio of         Shareholders' equity
                                                                                 shareholders' equity        per share
 ------------------------------- ---------------------- ----------------------- ---------------------- -----------------------
                                          Million yen             Million yen                      %                     Yen
 FY2004 semi-annual                         8,666,210               5,973,575                   68.9                1,757.32
 FY2003 semi-annual                         8,484,092               5,840,208                   68.8                1,645.08
 ------------------------------- ---------------------- ----------------------- ---------------------- -----------------------
 FY2003                                     8,592,823               5,703,321                   66.4                1,652.15
 ------------------------------- ---------------------- ----------------------- ---------------------- -----------------------

Note 1:  Number of shares issued and outstanding at the end of each period:  FY2004 semi-annual   3,399,245,211 shares
                                                                             FY2003 semi-annual   3,550,090,510 shares
                                                                             FY2003               3,451,617,645 shares
Note 2:  Number of treasury stock at the end of each period:                 FY2004 semi-annual     210,752,281 shares
                                                                             FY2003 semi-annual      59,906,982 shares
                                                                             FY2003                 158,379,847 shares

              FY2004 Semi-Annual Unconsolidated Financial Results
                   (April 1, 2003 through September 30, 2003)
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)
        English translation from the original Japanese-language document


2. Unconsolidated estimate of results of FY2004 (April 1, 2003 through March 31,
   2004)

---------------------- --------------------------- -------------------------- ---------------------------
                               Net sales                Ordinary income               Net income
---------------------- --------------------------- -------------------------- ---------------------------
                                     Million yen                Million yen                 Million yen
FY2004                                 8,700,000                    800,000                     510,000
---------------------- --------------------------- -------------------------- ---------------------------

Cautionary Statement with Respect to Forward-Looking Statements
          This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.